Exhibit 21.1

List of Subsidiaries

AIVtech Holding (Hong Kong) Co., Ltd., a Hong Kong company.
Shenzhen AIV Electronics Co., Ltd., a wholly foreign owned enterprise incorporated in the People’s Republic of China.
Dongguan AIV Electronics Co., Ltd., a company incorporated in the People’s Republic of China.
Henan AIVtech Technology Company, Ltd., a limited liability company incorporated in the People’s Republic of China.

AIVtech International Group Co.’s Current Corporate Structure